Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA  94597
(925) 938-0406

‘CORRESP’

September 21, 2009

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
Yolanda Guobodia
Nasreen Mohammed, Assistant Chief Accountant
Edwin S. Kim
David Link, Senior Counsel

Re:	Standard Drilling, Inc. (the “Company”)
Form 10-K/A for fiscal year ended December 31, 2008
Filed August 25, 2009
File No. 000-51569

Ladies and Gentlemen:

This letter is to request additional time to respond to the comment letter we received dated September 2, 2009.  Company management has been working diligently on resolving the concerns raised in the letter but ten days has proved too short a time to answer fully the questions raised. In order to fully answer the questions raised by the letter and to be able to provide the most accurate information possible, the Company requests an extension of two weeks beyond the original deadline of 10 business days subsequent to the date of the letter.   This time will be used to review in depth the potential obligations for which Standard Drilling may be liable in relation to the sale of assets to PBT Capital Partners, LLC.

Sincerely,

/s/ David S. Rector
David S. Rector
Chief Executive Officer